[THE SERVICEMASTER COMPANY LETTERHEAD]

July 10, 2009

Mr. Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

100 F. St. NE

Washington, D.C.  20549

Re:	The ServiceMaster Company
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the quarter ended March 31, 2009
Filed May 15, 2009
File No. 1-14762

Dear Mr. Gordon:

We are writing in response to your letter dated June 15, 2009 relating to the above-referenced documents.  We have listed each comment in the June 15th letter as well as The ServiceMaster Company’s (the “Company’s”) response to that comment below.

Form 10-K for the year ended December 31, 2008

Segment Review (Year ended December 31, 2008 compared with the Successor period from July 25, 2007 to December 31, 2007 and the Predecessor period from January 1, 2007 to July 24, 2007), page 33

1.                                      We note that the non-GAAP performance measure Comparable Operating Performance excludes the impact of non-cash option and restricted stock expense, but it is not clear why this measure is useful to investors.  To the extent that Comparable Operating Performance is presented in future filings, please disclose:  1) the manner in which management uses the non-GAAP measure to conduct or evaluate its business, 2) the economic substance behind management’s decision to use such a measure, 3) the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, 4) the manner in which management compensates for these limitations when using the non-GAAP financial measure, and 5) the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.  Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and Question 2 of SAB Topic 14:G.  Please provide us with your proposed disclosure in your response.

Response:

The Company has considered the Staff’s comment and reviewed the guidance cited by the Staff.  The Company continues to believe that the non-GAAP performance measure Comparable Operating Performance is useful to investors.  On pages 33-34 of its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”), the Company provides disclosure which it believes is responsive to Items 1) through 5) referred to in the Staff’s comment.  However, the Company confirms that in future filings it will also include the following statement to provide additional information regarding why the Company believes this disclosure is useful to investors:

“The Company believes Comparable Operating Performance, which excludes the impact of purchase accounting and non-cash option and restricted stock expense adjustments, is useful to investors.  The exclusion of the impact of these items facilitates a comparison of operating results from periods pre-dating the Merger transaction with the Equity Sponsors with periods subsequent to the Merger.  The purchase accounting charges were not present prior to the Merger.  In addition, charges relating to option and restricted stock expense prior to the Merger were computed under different plans and formulas than charges subsequent to the Merger.  Moreover, such charges are non-cash and the exclusion of the impact of these items from Comparable Operating Performance allows investors to understand the current period results of operations of the business on a comparable basis with previous periods and, secondarily, gives the investors added insight into cash earnings available to service the Company’s debt.  We believe this to be of particular importance to the Company’s public investors, which are debtholders.  The Company also believes that the exclusion of the purchase accounting and non-cash option and restricted stock expense adjustments may provide an additional means for comparing the Company’s performance to the performance of other companies by eliminating the impact of differently structured equity-based long-term incentive plans (although care must be taken in making any such comparison, as there may be inconsistencies among companies in the manner of computing similarly titled financial measures).”

The Company also confirms it will add the following disclosure to the bullet point list that begins on page 33:

•                  “Comparable Operating Performance does not include purchase accounting adjustments and option and restricted stock expense, the latter of which exclusion may cause the overall compensation cost of the business to be understated;”

In reaching the conclusion that the exclusion of charges relating to option and restricted stock expense allows investors to understand the current period results of operations of the business on a comparable basis with previous periods we considered, among other things, that non-cash option and restricted stock expense are determined by formulas that incorporate factors such as stock price volatility, risk free interest rates, expected life of an award and estimated forfeiture rates.  Moreover, the plans giving rise to the option and restricted stock charges subsequent to the Merger now reside at the Company’s parent, rather than at the Company.

2.                                      We note that you reconcile Adjusted EBITDA to Operating income (loss) rather than Net income (loss).  Please tell us what consideration you gave to Question 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures when determining the most directly comparable GAAP financial measure for your reconciliation.

Response:

The Company had previously reviewed Question 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in preparing its disclosure.  The Company included in its reconciliation of Adjusted EBITDA a further reconciliation of total operating income (loss) to total net income (loss).  See Footnote 1 on page 36 of the 2008 10-K.

3.                                      In addition, please tell us how you determined that it was appropriate to exclude trade name impairment from your calculation of adjusted EBITDA as it appears that this is considered a recurring item.  Reference is made to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

The Company has considered the Staff’s comment and reviewed the guidance cited by the Staff.  In connection with its review and analysis of possible trade name impairment the Company did not regard trade name impairment as a recurring item.  In the two years prior to the charge reflected in the 2008 10-K there had not been a charge for trade name impairment.  Moreover, in connection with the annual impairment testing conducted at the time the Company prepared the 2008 10-K, the Company did not conclude that it was reasonably likely there will be a similar charge for trade name impairment in FY 2009 or 2010.  However, even if the Company had concluded that such charge was in the nature of a recurring item (or if the Company were to so conclude at a future time), the Company believes that it is useful to investors to exclude it from adjusted EBITDA as it more easily allows investors to understand the current period results of operations of the business on a comparable basis with previous periods. Secondarily, the Company believes that this measure gives investors insight into cash earnings available to service the Company’s debt.  We believe this to be of particular importance to the Company’s public investors, which are debtholders.  A charge for trade name impairment is non-cash and is determined in a manner that is not entirely correlated with the operating results of the current period, but rather is significantly affected by and related to an analysis of the Company’s forecasted revenues.  The Company also believes that it is useful to investors to exclude this charge from adjusted EBITDA because, similar to amortization expenses taken over the estimated useful life of finite-lived intangible assets (which are excluded from adjusted EBITDA), impairment charges on indefinite-lived intangible assets are by their nature a measurement of the amount of the economic benefits of the assets which have been used up or are otherwise no longer available to the Company.

Liquidity, page 48

4.                                      On page 51, you disclose that certain of your subsidiaries are subject to legal and regulatory restrictions on the payment of dividends to you.  Please fully describe the nature of any restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances.  In addition, please disclose separately the amounts of such restricted net assets as of the end of the most recently completed fiscal year.  Refer to Rule 4-08(e) of Regulation S-X.

Response:

The Company has considered the Staff’s comment and reviewed the guidance cited by the Staff.  The Company refers the Staff to the fourth full paragraph on page 49 of the 2008 10-K, in which the Company discloses that approximately $244 million and $383 million of the cash and short- and long-term marketable securities balance as of December 31, 2008 and 2007, respectively, is associated with regulatory requirements at American Home Shield (“AHS”) and for other purposes.

The Company notes that, as of December 31, 2008, the predominant amount of the $244 million, or $187.6 million, related to regulatory restrictions imposed on subsidiaries which operate the Company’s AHS business.  The balance of the $244 million, or $56.4 million, related to amounts that management does not consider to be readily available to be used by the Company to service the Company’s indebtedness for the reasons outlined below.

The Company confirms that it will expand its disclosure in future filings to include the following statement (the bracketed numbers and dates reflect the numbers as of December 31, 2008 and are provided for illustrative purposes only):

“Our insurance subsidiaries and home warranty and similar subsidiaries (through which we conduct our American Home Shield business) are subject to significant regulatory restrictions under the laws and regulations of the states in which they operate.  Among other things, such laws and regulations require certain such subsidiaries to maintain minimum capital and net worth requirements and may limit the amount of ordinary and extraordinary dividends and other payments that these subsidiaries can pay to us.  For example, certain states prohibit payment by these subsidiaries to the Company of dividends in excess of 10% of their capital as of the most recent year end, as determined in accordance with prescribed regulatory accounting practices in those states.  Of the [$244 million] as of [December 31, 2008] which we identify as being potentially unavailable to be paid to the Company by its subsidiaries, approximately [$187.6 million] is held by our home warranty and insurance subsidiaries and is subject to these regulatory limitations on the payment of funds to us.  Such limitations will be in effect throughout [2009] and similar limitations will be re-computed as of [December 31, 2009] and will be in effect in [2010].  The remainder of the [$244 million], or [$56.4 million], is related to amounts that the Company’s management does not consider readily available to be used to service the Company’s indebtedness due, among other reasons, to the Company’s cash management practices and working capital needs at various subsidiaries.”

Form 10-Q for the quarter ended March 31, 2009

Note 17. Fair Value of Financial Instruments, page 16

5.                                      In future filings, please disclose a description of the transactions or other events that will result in the reclassification into earnings of gains and losses related to your cash flow hedges that are reported in AOCI, and the estimated net amount of the existing gains or losses at the reporting date that is expected to be reclassified into earnings within the next 12 months.  Refer to paragraph 3(c)(b)(2) of SFAS 161.

Response:

The Company confirms that it will expand its disclosure in its future filings (beginning with its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009), by including the following new disclosure in the footnote regarding fair value of financial instruments:

“The effective portion of the gain or loss on derivative instruments designated and qualifying as cash flow hedging instruments is recorded in other comprehensive income. These amounts are reclassified into earnings in the same period or periods during which the hedged forecasted debt interest settlement or the fuel settlement affects earnings. The amount expected to be reclassified into earnings during the next twelve months includes unrealized gains and losses related to open fuel hedges and interest rate swaps. Specifically, as the underlying forecasted transactions occur during the next 12 months, the hedging gains and losses in accumulated other comprehensive income expected to be recognized in earnings is a gain/loss of $X million after tax. The amounts that are ultimately reclassified into earnings will be based on actual interest rates and fuel prices at the time the positions are settled and may differ materially from the amount noted above.”

The ServiceMaster Company Representations

The Company is responsible for the adequacy and accuracy of the disclosures in our filings.  Furthermore, we understand that the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  Moreover, the Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (901) 597-1400 with your comments or questions.

Very truly yours,

/s/ Steven J. Martin
Steven J. Martin
Senior Vice President and
Chief Financial Officer

cc:                                 Kristi Marrone, United States Securities and Exchange Commission